                         APPROVED BY:  Mark E. Maddocks
                                       Chief Financial Officer
                                       Dataram Corporation
                                       (609) 799-0071

                             CONTACT:  Investor Relations:
                                       Cheryl Schneider/John Blackwell
                                       Press: Michael McMullan
                                       Morgen-Walke Associates, Inc.
                                       (212) 850-5600

           DATARAM REPORTS RECORD FIRST QUARTER EARNINGS

PRINCETON, NJ, August 12, 1999 -- Dataram Corporation (AMEX: DTM) today reported record earnings for its first quarter ended July 31, 1999.

     For the fiscal 2000 first quarter, net earnings increased to $1,531,000, or $0.25 per diluted share, versus $1,417,000, or $0.23 per diluted share for the first quarter of fiscal 1999. Revenues of $21.2 million were up 19% versus $17.8 million in the prior year's first quarter.

     The Company noted that volume, measured in gigabytes shipped, increased 60% in the first quarter compared to the prior year period. The volume increase was mitigated by a 25% reduction in average selling prices due to lower average DRAM prices.

     Robert V. Tarantino, Dataram's president and chief executive officer, commented, "We are pleased to have once again achieved record earnings marking our seventh consecutive quarter of year-over-year earnings improvement. The market for high capacity memory products remains strong and we continue to play an important role in meeting the needs of the Internet server and workstation markets."

     Mr. Tarantino added, "We are on track to achieve our current year goal of 20% annual earnings growth as the market for faster more complex computer memory products continues to expand. DRAM prices have recently stabilized and we are anticipating continued pricing stability for the upcoming quarter. We have built a strong brand name in the computer memory industry by producing quality products and providing superior service and we will continue to stay focused on using this strong brand recognition to further penetrate the gigabyte memory market with high quality memory products."

                                     -more-


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DATARAM REPORTS RECORD FIRST QUARTER EARNINGS                Page: 2

     Mr. Tarantino continued, "We are making progress in expanding our market presence with existing customers such as Access Graphics, America Online and Wal-Mart as well as securing important new customers such as Bell Microproducts, Nortel and Philips Semiconductors. We have maintained our first to market advantage with new product introductions, including recently, the highly promising two gigabyte memory option for Sun Microsystems Inc.'s flagship Enterprise server line."

     "In addition to expanding our core business, we continued to foster new relationships with channel assemblers and original equipment manufacturers (OEMs) during the first quarter. This market segment offers substantial growth opportunities and, as we build volume, will provide us with significant operating leverage allowing us to maximize our manufacturing capabilities."

     Mr. Tarantino concluded, "In another important development this quarter, we entered into a licensing agreement with Dense-Pac Microsystems allowing us to stack DRAMs (which doubles the amount of memory we can place on a board) in our manufacturing facility versus subcontracting this process. This action improves our competitiveness by reducing the cost of these assemblies and increasing our ability to respond to large OEM opportunities."

     During the first quarter of fiscal 1999, the Company increased its share repurchase program. The Company purchased 69,700 shares of its common stock in the first quarter bringing the total number of shares purchased under the current program to 407,700 shares.

     Dataram Corporation is a leading provider of gigabyte memory upgrades for workstations and network servers. The Company specializes in the manufacture of large-capacity memory boards for Compaq/Digital, Dell, Hewlett-Packard, IBM, Intel, Silicon Graphics and Sun Microsystems computers.


     The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems for workstations and servers, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission which can be reviewed at http://www.sec.gov.

                  (Financial Tables To Follow)


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                           DATARAM CORPORATION AND SUBSIDIARY
                           CONSOLIDATED STATEMENTS OF EARNINGS
                           (in thousands, except per share amounts)


                                             Three Months Ended
                                           7/31/99           7/31/98
                                          _________          _________
                                                 (Unaudited)

Revenues                                  $  21,165          $  17,750
Costs and expenses:
     Cost of sales                           15,415             12,270
     Engineering and development                333                331
     Selling, general and administrative      3,050              2,937
                                          _________          _________
                                             18,798             15,538

Earnings from operations                      2,367              2,212

Interest income, net                            108                116

Earnings before income taxes                  2,475              2,328
Income taxes                                    944                911
                                          _________          _________
Net earnings                              $   1,531          $   1,417
                                          =========          =========

Net earnings per share
     Basic                                $    0.29          $    0.25
                                          =========          =========
     Diluted                              $    0.25          $    0.23
                                          =========          =========

 Average number of shares outstanding
     Basic                                    5,218              5,563
                                          =========          =========
     Diluted                                  6,176              6,126
                                          =========          =========


                                 -more-


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                          DATARAM CORPORATION AND SUBSIDIARY
                             CONSOLIDATED BALANCE SHEETS
                                  (in thousands)

                                   July 31, 1999       April 30, 1999
                                   _____________       ______________

                                    (Unaudited)          (Audited)
ASSETS
   Current assets:
   Cash and cash equivalents        $   9,508            $   8,093
   Trade receivables, net               9,782               12,016
   Inventories                          4,303                3,290
   Other current assets                   646                  475
                                   _____________       ______________
        Total current assets           24,239               23,874

    Property and equipment, net         3,698                3,491

    Other assets                            9                    9
                                   _____________       ______________

                                    $  27,946            $  27,374
                                   =============       ==============



LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities:
 Accounts payable                    $   4,203           $   4,344
 Accrued liabilities                     1,477               2,092
                                   _____________       ______________
       Total current liabilities         5,680               6,436

Deferred income taxes                      919                 919

Stockholders' equity                    21,347              20,019
                                   _____________       ______________
                                     $  27,946           $  27,374
                                   =============       ==============


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